Exhibit 99.2







                           Review and Recommendations
                         For Jeannie, 1-4 Mineral Claims
                             Mt. Kruger Project Area
                                 Okanogan County
                                 Washington, USA



Prepared by: James W. McLeod, P. Geo.



For: Rite Time Mining, Inc.




Dated: December 14, 2006
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                                TABLE OF CONTENTS

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Contents

Illustrations

0.0 Summary                                                             2

1.0 Introduction and Terms of Reference                                 3

2.0 Disclaimer                                                          4

3.0 Property Description and Location                                   5

4.0 Accessibility, Climate, Local Resources,                            5
Infrastructure and Physiography
                                                                        5
5.0 History

6.0 Geological Setting                                                  6
6.1 Regional Geology
6.2 Local Geology                                                       6
6.3 Property Geology
6.4 Deposit Type
6.5 Mineralization                                                      7
                                                                        7
7.0 Exploration                                                         7
7.1 Geophysics of the For Jeannie Mineral Claims                        8
7.2 Geochemistry of the For Jeannie Mineral Claim                       8

8.0 Drilling
                                                                        8
9.0 Sampling Method and Approach                                        9

9.1 Results                                                             9

                                                                        9

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                                                                      Page
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10.0 Sample Preparation, Analyses and Security                         10

11.0 Data Verification                                                 10

12.0 Adjacent Properties                                               11

13.0 Mineral Processing and Metallurgical Testing                      11

14.0 Mineral Resource and Mineral Reserve Estimates                    11

15.0 Other Relevant Data and Information                               11

16.0 Interpretation and Conclusions                                    12

17.0 Recommendations                                                   12

17.1 Recommended Drilling                                              12

18.0 References                                                        13

19.0 Author's Qualifications and Certification                         14


                                 Illustrations

Figure 1. Location Map                                              after page 4

Figure 2. Claim Map, Scale - 1:50,000                               after page 5

Figure 3. Geology Map, Scale - 1:100,000                            after page 7

Figure 4. Aeromagnetic Map, Scale - 1:63,360                        after page 8

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0.0 Summary

The For Jeannie property (historically known as the Blanche gold prospect) consists of four contiguous, located mineral claims comprising a total of approximately 80 acres.

The property is listed in the Washington State Inventory of Minerals (Metallic),
Part II, Volume I - Text, Bulletin 37, 1956 as a recognized lode gold occurrence.

Rite Time Mining, Inc., a Nevada, USA company is the registered owner of the mineral claims.

The general area is underlain by granitic to ultrabasic intrusive and metamorphosed sediments and volcanics rock units. These units are described as being derived during Paleozoic to Tertiary time. The mineral claim area appears to be underlain mainly by a syenite rock unit of possible Jurassic or younger age.

Much of the mineral claim is drift or overburden covered and offers exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated this northwesterly trending zone. These fluids could emanate from the deeper occurring intrusions and travel along structurally prepared conduits, i.e. faults and or brittle fracture zones in the overlying rocks.

The mineral claim is favorably situated and may require geochemical and geophysical surveys to determine precisely its potential following the initial prospecting, mapping and rock trenching program. An exploratory drilling program (Phase 4) could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from each previous survey.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

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The Board of  Directors  of Rite Time Mining,  Inc.  commissioned  the author to undertake the geological investigations and preparation of this report.

1.0 Introduction and Terms of Reference

This report on the For Jeannie mineral claims, #1-4, north central area of Okanogan County, WA, includes the property and surrounding geology, history, past exploration and mineral potential. This report is being done at the request of the Board of Directors of Rite Time Mining, Inc. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 36 years, the latest being during the summer of 2006.

2.0 Disclaimer

The author reviewed the historical data, has personally visited the property area and has had discussions with persons familiar with the mineral claim area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal field work in the general area, his mineral exploration experience and upon sources of information that are identified.

3.0 Property Description and Location

The For Jeannie mineral property consists of 4 lode mineral claims in one contiguous, 2X2 block (see Figure 2)

The beneficial owner of the mineral claims is Rite Time Mining, Inc. of #274 - 47395 Monroe Street, Indio, CA 92201.

The For Jeannie mineral property is comprised of 4 contiguous claims (see Figure
2) totaling 82.6 acres. The property may be located on the Okanogan County, Washington State, USA map sheet in Township 40N and Range 26E, Sections 3 and 10.

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4.0 Accessibility, Climate, Local Resources,
    Infrastructure and Physiography

The claims are motor vehicle accessible from the Town of Oroville, WA by traveling 7 miles northwest along the Loomis Oroville road on the northside of the Similkameen River.

The For Jeannie property lies in the interior region of northern Washington State in the Dry Interior belt. The area experiences about 15" of precipitation annually of which about 20% may occur as a snow equivalent. The summers can experience very hot weather while the winters can be cold, but for shorter periods of time.

Much of this area of the interior plateau, with its open rolling hills, hosts patches of Ponderosa pine and Douglas fir and groves of aspen in the wetter areas. The general area still supports an active logging industry. Mining holds an historical and somewhat contemporary place in the development and economic well being of the area.

The City of Spokane, Washington which lies 175 miles southeast of the property offers most of the necessary infrastructure required to base and carry-out an exploration and mine development program. The Town of Oroville which lies 7 miles to the southeast offers the necessary amenities to carry-out exploration of the property (accommodations, communications, equipment and supplies).

The claim area ranges in elevation from 2,000' to 2,500' mean sea level. The physiographic setting of the property can be described as rounded, open range with pockets of Ponderosa pine and Douglas fir and scattered clusters of aspens on a gentle southern slope of Mt. Kruger. The area has been surficially altered both by the erosional and the depositional (drift cover) effects of glaciation. Thickness of drift cover in the valleys may vary considerably. Fresh water lakes and small streams are quite abundant in the area.

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5.0 History

The recorded mining history of the general area dates from the 1890's when gold miners passed through the area, often heading further north. Some placer gold occurrences were discovered in the area about the same time, but the bulk of the more significant lode gold and base metal discoveries were made in the late 1930's and early 1940's in the vicinity of the Similkameen River drainage. The For Jeannie property (formerly the Blanche property) appears to have undergone its main exploration and development work in 1938 as a gold-silver lode occurrence. The property underwent testing with two adits, 80' and 100' in length and two 10' deep shafts. Reported assays of gold and silver were gross valued at a combined $56/ton at 1938 prices across widths of 42" - 48".

6.0 Geological Setting

6.1 Regional Geology

The regional geological mapping relied upon in this report was obtained from the compilation map of the geology of the State of Washington, 1961. The general area is seen to be underlain by northerly trending rock assemblages deposited during the Paleozoic and Mesozoic eras. The oldest rock units trend northerly and are often fault bounded on the east and west sides which may account for these units currently being exposed at the surface and in contact with much younger rocks. These old faults may have a position of importance in the upward migration of hydrothermal fluids and accompanying mineralization.

6.2 Local Geology

The local geological mapping was gleaned from a good coverage by government geological surveys on both sides of the 49th parallel. The three broad rock assemblages are observed in the area, older metamorphic (changed textures and rock minerals), the later intrusive igneous rocks and the younger volcano-sedimentary rocks and their possible accompanying intrusive sources.

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6.3 Property Geology

The geology of the For Jeannie property and close-by areas may be described as being underlain by the younger Mesozoic age intrusive units of a wide ranging compositional character and the older Pre-Cambrian metamorphic rocks. Subsequently structural events that created the necessary receptiveness by faulting and fracturing of the host rocks to accept the alteration and mineralization observed in the quartz-welded zones or veins containing the gold.

6.4 Deposit Type

The deposit types that are found occurring in the area are quartz vein systems that host many of the lode gold occurrences. Limestone replacement and skarn zones are not an infrequent type of base and precious metal occurrence in the larger area. There is much masking of bedrock and alteration and mineralization with the generally thinner veneer of glacial debris cover and subsequent soil development.

Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting, trenching and sampling of the phase one program.

6.5 Mineralization

The author has observed in places within the general area pyrite-pyrrhotite-chalcopyrite mineralization as mesothermal replacements or vein-type of occurrences that lie peripheral to the porphyry-type occurrence in the enclosing and underlying intrusives and the overlying volcanic tuffs (volcanic skarn). These occurrences were observed in the massive volcanic units and in medium grain-sized intrusive rock within steeply dipping to vertical fissure/fault zones with some dissemination in the adjacent wallrock. Alteration accompanying the pyritization is often observed as epidote-chlorite-calcite-(sericite)-magnetite, as a propylitic alteration assemblage.

The mineralization encountered at the For Jeannie mineral claims is reportedly as gold and silver within a quartz (vein) or larger fracture-welded zone.

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7.0 Exploration

7.1 Geophysics of the For Jeannie Property

The aeromagnetic results shown in Figure 4 are from a survey conducted by Geoterrex Limited of Toronto, Ontario. The survey was conducted during the period October 1969 to April 1972. The data was published on a topographical map sheet published by the Department of Energy, Mines and Resources, Ottawa, Ontario. The survey was flown at 1,000 feet above ground level. The survey was flown with a helicopter owned by Klondike Helicopters at an average speed of 90 m.p.h.

The data because of its consistency has been extrapolated south of the 49th parallel to include the claim area and should be treated as a guesstimate.

There is a consistence to the magnetic inflection across the claim area in a NW-SE direction. The direction of the inflection and a change in gradient between the west and east flanks suggests a structural feature i.e. a possible northwest trending and northeast dipping fold or a significant contact. This type of feature is known to at times reveal the possibility of being more receptive to mineralizing fluids ascending from the possible underlying intrusions.

7.2 Geochemistry of the For Jeannie property

To the best of the author's knowledge, the For Jeannie property has not undergone detailed surface exploration work including soil geochemistry.

8.0 Drilling

No drilling appears to have taken place on the area covered by the For Jeannie mineral claims.

9.0 Sample Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a sample number has been assigned. The sample number would be impressed on an

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aluminum  tag and on a flagging  that will be  affixed  at the  sample  site for future location.

Within the possible recommended three phase work programs could be some grid controlled geochemical survey lines possibly utilizing the mobile metal ion
(MMI) technique. This is a particular method of soil sampling and a proprietary soil sample digestion that has been found to be very successful under certain soil development conditions and climates.

The claims are motor vehicle accessible from the Town of Oroville, WA by traveling 7 miles northwest along the Loomis Oroville road on the northside of the Similkameen River.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding phase. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

 Two scenarios are suggested in the way soil samples are taken and analyzed. These methods are mentioned with a brief description as follows:

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

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2) The relatively new and proprietary method called mobile metal ions (MMI). The samples in these northern climates are taken consistently from between 8" and 10" in the soil layer below the humus or organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been very encouraging. All analyses and assaying will be carried-out in a certified laboratory.

11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its interesting underground sample results and good geological setting and possibly revealing aeromagnetic data encourages the recommendation to conduct exploration work on the property. All this being said, it still remains that further exploration work would be required to prove or disprove a viable model for this interesting gold (silver) prospect.

The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The For Jeannie mineral claims lie in a general area that has undergone considerable exploration work in the past, as physical work, namely as trenching, underground test adits and shafts. These tests appear to have at times intersected anomalous mineralization (see previous historical assay results). Currently placer gold testing is being carried-out in the local area.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the For Jeannie property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or mineral reserve calculations, that in any way conforms to currently accepted standards, could be undertaken at this time.

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15.0 Other Relevant Data and Information

All relevant data and information concerning the For Jeannie property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the discovery of a large, possibly low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the For Jeannie mineral claims.

17.0 Recommendations

The author believes that the mineralization encountered to date on the claims and in neighboring areas may be indicative of a larger mineralized system in the general area. The glacial drift covered parts of the property offer good exploration areas because of their proximity to known mineralization, geological setting and generally a lack of exploration testing. Also, remote sensing as aeromagnetic results may indicate possible exploration areas of interest within the property.

Detailed prospecting and hand trenching surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive (encouraging) results being obtained from each preceding phase:

Phase 1

Detailed prospecting and mineralization mapping, followed
by hand trenching to obtain clean, fresh samples. The
estimated cost of this program, all inclusive                        $  7,000

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Phase 2

Magnetometer and VLF electromagnetic,  grid controlled
surveys over the areas of interest  determined by the
Phase 1 survey.  Included in this  estimated cost is
transportation, accommodation, board, grid installation,
two geophysical surveys, maps and report                               14,000

Phase 3

Induced  polarization  survey over grid  controlled
anomalous areas of interest outlined  by Phase  1&2
fieldwork.  Hoe or  bulldozer  trenching,  mapping
and sampling of bedrock anomalies. Includes assays,
detailed maps and reports                                              40,000
                                                                      -------

                                                    Total             $61,000

17.1 Recommended Drilling

No recommendations for drilling on the For Jeannie mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Bostock, H.S., (1929-30): Geological Map 341A with side text, Keremeos map sheet, NTS - 82E, Similkameen District, British Columbia.

Keremeos Aeromagnetic Survey Map, (1973): Map 8519G, Department of Energy, Mines and Petroleum Resources (BC) and Energy, Mines and Resources Canada.

Little, H.W., Kettle River Geology, (1961): Map 15-1961 (Revision of Map 538A), NTS - 82E (West Half).

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19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently self-employed as a Consulting Geologist with an office located at 5382 Aspen Way, Delta, British Columbia, V4K 3S3, Canada.

     2.0 I am a graduate of the University of British Columbia (1969), B.Sc (Major Geology).

     3.0 I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, with membership #18712 and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 36 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, For Jeannie, 1-4 Mineral Claims, Mt. Kruger Project Area, Okanogan County, Washington, USA", Dated December 14, 2006, (the Technical Report") relating to the For Jeannie property.

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     7.0  I have had prior  involvement in the general area and specifically the area northwest and northeast of the For Jeannie mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the For Jeannie mineral claims nor Rite Time Mining, Inc.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.


Dated at Delta, British Columbia this 14th Day of December, 2006.




                                          James W. McLeod, P. Geo.
                                          Qualified Person

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